Exhibit 99.1

Pan American Silver and MacMillan Minerals announce arrangement with Maverix Metals to form a new metal royalty and streaming company led by former Pan American Silver CEO

TORONTO, April 18, 2016 /CNW/ - Pan American Silver Corp. ("Pan American") and MacMillan Minerals Inc. (TSX-V:MMX) ("MacMillan") are pleased to announce that they have entered into an arrangement agreement dated April 18, 2016 (the "Arrangement") with Maverix Metals Inc. ("Maverix"), which when completed, will launch Maverix as a new publicly traded royalty and streaming company.

Under the terms of the Arrangement, MacMillan will acquire all of the issued and outstanding securities of Maverix (the "Reverse Takeover", or "RTO"). Concurrently MacMillan will purchase a package of thirteen royalties and precious metal streams from Pan American (collectively, the "Portfolio", as described below).

On the closing of the Arrangement, MacMillan will be renamed Maverix Metals Inc. and will continue to trade as MMX on the TSX Venture Exchange. Mr. Geoff Burns, the former CEO of Pan American, will be appointed as the Chairman of the combined company and Mr. Daniel O'Flaherty will be appointed as Maverix's Chief Executive Officer.

Transaction Highlights

•	Surfacing Value: This is an opportune time in the precious metals cycle for Pan American to consolidate and expose to the market a portfolio of royalties and metal streams, previously widely dispersed throughout Pan American and its subsidiaries;
•	Cash Flow Positive: With immediate cash flow from existing streams and royalties and a healthy balance sheet (CAD$5.5 million in cash, after transactions expenses) Maverix will be well positioned to pursue further opportunities in the precious metals sector;
•	Significant Price Leverage and Growth Potential: The Portfolio contains attractive leverage to both gold and silver prices from operating mines, and includes royalties and a metal stream on several potential near-term development assets;
•	Assets Located In Preferred Mining Jurisdictions: The Portfolio provides geographic diversification in mining friendly jurisdictions, predominantly Mexico, Canada, and Peru;
•	Highly Experienced Management: Maverix will have a financially disciplined and conservative leadership group, with an established reputation for being straightforward and transparent; and
•	Major Shareholder: Pan American will have a 54% majority ownership position (63% fully-diluted) in the combined company which will provide Pan American's shareholders with meaningful ongoing exposure to the Portfolio and Maverix's growth potential. Further, Pan American will be in a position to identify opportunities for Maverix thereby assisting in its growth for the benefit of both Maverix and Pan American shareholders.

Mr. Michael Steinmann, President and CEO of Pan American said, "This transaction represents an attractive opportunity for Pan American to unlock value for a group of its assets that have gone largely unrecognized by the market as a number of them are not in production and are widely dispersed in our company. As the majority shareholder, Pan American will maintain meaningful upside exposure and leverage to these assets, and to Maverix's ability to grow the portfolio, led by a trusted and experienced management team."

Mr. Geoff Burns, Chairman of Maverix commented, "I am truly excited about the future prospects for Maverix. The portfolio of royalties and metal streams that has been assembled provides a solid, cash generating foundation to build upon. I look forward to working closely with a newly configured and knowledgeable board, a lean, aggressive and innovative management group and with the support of Pan American, to prudently grow our portfolio and create value for all of Maverix's shareholders."  Burns continued, "The timing is right, the vehicle is right and I firmly believe that bringing a financially disciplined approach to growth in this sector will handsomely reward Pan American for its confidence in supporting the creation of Maverix."

Mr. Thomas Skimming, Chief Executive Officer of MacMillan stated, "The Board of Directors and the senior management of MacMillan are unanimously in favour of the Arrangement and are recommending that all shareholders vote to approve the transaction. We are extremely pleased to be able to offer this significant transaction to our shareholders. The addition of the new directors and management to MacMillan, the acquisition of the royalties and streams, and the influx of capital, ensures the long term viability of MacMillan, and provides a tremendous opportunity for our shareholders to realize value."

The Portfolio

Pursuant to the terms of the Arrangement, Maverix will have acquired from Pan American thirteen royalties and precious metal streams:

Key Assets:

•	La Colorada Mine Gold Stream (Zacatecas, Mexico) –The economic equivalent of one hundred percent (100%) of the gold produced from Pan American's operating La Colorada silver mine, less a fixed price of US$650 per ounce for the life of the mine. La Colorada produced 2,630 ounces of by-product gold in 2015, and has provided production guidance of 2,700-2,900 ounces for 2016. The mine is in the midst of a major expansion which should significantly increase gold production over the balance of its currently planned mine life.
•	San José Mine Net Smelter Return Royalty (Oaxaca, Mexico) – Net smelter return royalty ("NSR") of one and one-half percent (1½%) on all metal sales from the Taviche Oeste concession at Fortuna Silver Mines' operating San José silver and gold mine. The mine recently began accessing ore from the Taviche Oeste concession, which hosts the Trinidad North veins, and Fortuna expects to mine these high grade resources over the next eight years. First production from this concession began in 2015 with the first NSR payment being made for the 3rd quarter of 2015.
•	Moose River Project NSR (Nova Scotia, Canada) – NSR of three percent (3%), subject to an option to repurchase 2% of the NSR for CAD$2.5 million on the Touquoy deposit at Atlantic Gold Corporation's Moose River open pit gold project. Atlantic Gold has been moving Moose River through the engineering and permitting processes and is guiding towards first production in late 2017.
•	Shalipayco Project NSR (Junin, Peru) – NSR of one percent (1%) on all metal production from the Shalipayco zinc development project. Shalipayco is an underground, pre-feasibility stage project that has been advanced by a joint venture lead by Votorantim Metals, Compañia Minera Milpo S.A., and Pan American.

Other Assets in the Portfolio

•	La Bolsa Project Gold Stream (Sonora, Mexico) – Agreement to purchase five percent (5%) of future gold production at a fixed price of US$450 per ounce from the feasibility stage La Bolsa project, an open pit/heap leach gold/silver project, currently owned by Pan American.
•	Calcatreu Project NSR (Rio Negro, Argentina) – NSR of one and one-quarter percent (1¼%), or its equivalent, on all metals produced from the pre-feasibility stage Calcatreu open pit/milling gold/silver project, currently owned by Pan American.
•	Tres Cruces Project NSR (La Libertad, Peru) – NSR of one and one-half percent (1½%) on the Tres Cruces concessions held by New Oroperu Resources Inc. Tres Cruces is under option and is being explored by Barrick Gold Corporation as potential feed for their nearby Lagunas Norte mine.
•	Pico Machay Project NSR (Huancavelica, Peru) – NSR of one percent (1%) on the scoping stage Pico Machay open pit/heap leach gold project currently owned by Pan American.
•	Taviche Este Project NSR (Oaxaca, Mexico) – NSR of one and one-half percent (1½%) on Aura Silver Resources Inc.'s early stage Taviche Este exploration project. The Taviche Este concessions are located near Fortuna's San José mine.
•	Quiruvilca Mine NSR (La Libertad, Peru) – A right to receive 50% of all revenue received, including any sales proceeds, from Pan American's two percent (2%) NSR on all metal production from the historic Quiruvilca zinc/silver mine owned and currently operated by Sociedad Minera Quiruvilca Inversiones S.A.
•	Jojoba Project NSR (Sonora, Mexico) – NSR of two percent (2%) on the advanced exploration stage Jojoba gold/silver deposit located near the recently active Lluvia de Oro open pit/heap leach mine. The project is currently held by GFM Minera S.A.P.I. de C.V., a private Mexican company.
•	Queylus Project NSR (Quebec, Canada) – NSR of one and one-half percent (1½%) on Copper One Inc.'s early stage Queylus copper/gold project.
•	Maria Cecilia Project NSR (Peru) – NSR of one and one-half percent (1½%) on Stellar Mining's early stage Maria Cecilia gold/silver project.

Valuation of the Portfolio

Roscoe Postle Associates Inc. of Toronto ("RPA") was contracted by MacMillan to review the valuation of the Portfolio prepared by Maverix.  RPA has provided its report to the Board of Directors of MacMillan. As a review of valuation of the Portfolio, RPA carried out preliminary valuations of each of the assets in the portfolio individually, using either after-tax discounted cash flow analysis or comparable transaction analysis and, subject to the assumptions, limitations and qualifications as set out in the report, estimated that the value of the Portfolio is in the range of CAD$52 million to CAD$57 million at consensus long term metal prices. Details from the RPA report will be disclosed in the MacMillan management information circular which is expected to be filed and mailed to MacMillan shareholders within the next several weeks.

Maverix's Board of Directors, Special Advisor and Senior Executive Team

In addition to Mr. Burns and Mr. O'Flaherty, Maverix will welcome Mr. J.C. Stefan Spicer, Dr. Christopher Barnes, and Pan American representatives Mr. Rob Doyle and Mr. Christopher Emerson to its Board of Directors. In addition, Mr. George A. Brown currently President and a Director of MacMillan will remain as a Director of the combined company and Mr. David Scott has agreed to act as a Special Advisor to the Board.

Mr. Geoff Burns previously served as President and CEO of Pan American from May 2004 until his retirement on December 31st of 2015. During his tenure, Pan American increased its silver production from 7.5 million ounces to over 26 million ounces annually, to become the second largest primary silver producer in the world.  Mr. Burns holds a BSc degree in Geology and a M.B.A.

Mr. Daniel O'Flaherty has over ten years of investment banking and Executive Officer experience. Mr. O'Flaherty is currently an Executive and Director of Anthem United, and prior to that an Executive Vice President of Corporate Development of Esperanza Resources. Mr. O'Flaherty was a director in the investment banking team of Scotia Capital in Vancouver focused exclusively on the metals and mining sector and holds a BComm degree from UBC.

Mr. J.C. Stefan Spicer has over 30 years of investment industry experience and is the Chairman, President and CEO of Central Fund of Canada Limited, which trades on the NYSE (CEF) and TSX (CEF.A) and passively holds in excess of US$3.3 billion in unencumbered, allocated and physically segregated holdings of gold and silver bullion held in Canada.

Dr. Christopher Barnes is a medical professional and experienced businessman who after 22 years of service, recently stepped down as Chief of Medicine for the Blind River Hospital in Ontario.

Mr. Rob Doyle is the Chief Financial Officer of Pan American, a role which he has held for the past 12 years. Mr. Doyle holds professional designations as a CA and a CFA with a BBSc (Honours) Finance degree from the University of Cape Town.

Mr. Christopher Emerson is Vice President of Business Development and Geology for Pan American. He holds a BEng in Industrial Geology from the Camborne School of Mines and an MSc in Mineral Exploration from Leicester University.

Mr. George A. Brown is currently the President and a Director of MacMillan. Mr. Brown holds a BBA degree from Bishop's University. He has over 34 years of experience with mining, exploration, and mining supply companies, the past 8 years as an officer, director or consultant with MacMillan.

Mr. David Scott is Vice Chairman and Managing Director, CIBC Capital Markets. Mr. Scott has been involved in the majority of significant mining mergers and acquisitions and equity financing transactions completed in Canada during the last 30 years and has extensive contacts in the mining and banking industries globally. Mr. Scott will act as Special Advisor to Maverix's Board of Directors.

The Arrangement Agreement

The Arrangement Agreement sets out the terms of the RTO and the Arrangement involving MacMillan, Maverix, the shareholders of MacMillan and Maverix, and Pan American, including, among other things:

•	MacMillan consolidating its share capital on a two-for-one basis (the "Consolidation") with corresponding adjustments to its outstanding stock options;
•	the exchange of common shares of MacMillan for the outstanding common shares of Maverix at a ratio of one post-Consolidation MacMillan common share for each one common share of Maverix, representing a total aggregate issuance of 33.1 million post-Consolidation common shares of MacMillan to Maverix;
•	MacMillan increasing the number of its directors from four to six and seeking the election of Mr. Geoff Burns, Stefan Spicer, Dr. Chris Barnes, Mr. Rob Doyle, and Mr. Christopher Emerson to the Board of Directors. Mr. George Brown will remain as a Director of the resulting issuer; and
•	MacMillan acquiring the Portfolio from Pan American in exchange for approximately 43 million post-Consolidation common shares of MacMillan and 20 million post-Consolidation common share purchase warrants to acquire common shares of MacMillan;

It is anticipated that at the MacMillan Special Meeting (described below), MacMillan will also seek approval from its shareholders to adopt or approve: new corporate by-laws; a change in its year end to December 31st; and a new stock option plan and equity based compensation plan (collectively, the "Additional Matters").

It is also anticipated that the combined company will change its name to "Maverix Metals Inc." upon completion of the RTO and continue to trade on the TSX Venture Exchange under the symbol "MMX".

The terms and conditions of the Arrangement Agreement will be disclosed in detail in the MacMillan management information circular which is expected to be filed and mailed to MacMillan shareholders within the next several weeks.

Scotiabank acted as financial advisor to Pan American.

MacMillan Share Consolidation

MacMillan currently has 6,873,330 common shares outstanding and stock options exercisable to acquire up to 415,000 common shares. Assuming no exercise of the stock options, it is anticipated that on a post-Consolidation basis, MacMillan will have issued and outstanding 3,436,665 common shares and stock options exercisable to acquire 207,500 common shares for an aggregate of 3,644,165 common shares on a fully-diluted and post-Consolidation basis.

Post Arrangement Capital Structure

Pursuant to the Arrangement MacMillan will issue approximately 43 million post-Consolidation common shares and approximately 33.1 million post-Consolidation common shares to Pan American and Maverix, respectively.

Post the completion of the Arrangement and the renaming of MacMillan to Maverix, Pan American will hold approximately 54% of the issued and outstanding common shares of Maverix.  Maverix's current shareholders and Subscription Receipt holders will hold approximately 41% of the issued and outstanding common shares and MacMillan's current shareholders will hold the remaining 5% of Maverix. It is expected that Maverix will have a total of approximately 79.7 million shares issued and outstanding following the Arrangement.

In addition, Pan American will receive 20,000,000 common share purchase warrants of MacMillan post-Consolidation (the "PAS Warrants"). The PAS Warrants are exercisable for five years after closing of the Arrangement. One-half of the PAS Warrants are exercisable for CAD$0.70 per share and one-half are exercisable for CAD$1.00 per share.

Majority Shareholder Agreement

Pan American will enter into a shareholder agreement (the "Shareholder Agreement") with Maverix, pursuant to which Pan American and Maverix will agree that, among other things:

•	provided that Pan American's shareholdings of Maverix are equal to or exceed 50% of Maverix's outstanding common shares, Pan American will be entitled to two nominees for election to the Board of Directors. If Pan American's shareholdings of Maverix are between 20% to 50% of Maverix's outstanding common shares, Pan American will be entitled to one nominee for election to the Board of Directors;
•	Pan American will receive certain pre-emptive rights in respect of equity financings of Maverix, including certain anti-dilution rights;
•	Pan American's shareholdings in Maverix will be subject to certain restrictions, including a two year hold period, and following that, certain rights of orderly disposition on it shareholdings;
•	Maverix granting to Pan American certain qualification rights in respect of Pan American's shareholdings; and
•	Pan American giving to Maverix advance notice and an opportunity to make an offer to acquire any metal stream or metal royalty transactions which Pan American contemplates granting.

MacMillan Special Shareholder Meeting

MacMillan will be calling an annual general and special meeting of its shareholders (the "MacMillan Meeting") to seek approval of the share Consolidation, the Arrangement, the RTO, the increase in the number of directors as well as to nominate for election the proposed new directors as set out above. In addition, MacMillan will seek the approval of its shareholders for the Additional Matters. MacMillan will issue a press release at the time that it provides notice to its shareholders of the MacMillan Meeting and the dissemination of MacMillan's management information circular in respect of the MacMillan Meeting. Completion of the Arrangement is subject to a favourable vote of at least two-thirds (66 2/3%) of the MacMillan common shares voted at the MacMillan Meeting.

Board Approval and Voting Support

The Directors of MacMillan have unanimously approved the transaction and unanimously recommend that MacMillan shareholders vote in favour of the Arrangement. The Directors and Officers of MacMillan have entered into voting support agreements whereby the Directors and Officers have agreed to vote their shares in favour of the Arrangement at the MacMillan Meeting.

Related Party Disclosure

Certain insiders of Pan American, participated in private placement financings of Maverix, each constituting a related party transaction pursuant to Multilateral Instrument 61-101 -- Protection of Minority Security Holders in Special Transactions ("MI 61-101"). Pan American relied on section 5.5(a) of MI 61-101 for an exemption from the formal valuation requirement and section 5.7(1)(a) of MI 61-101 for an exemption from the minority shareholder approval requirement of MI 61-101 as the fair market value of the Portfolio and the Reverse Takeover did not exceed 25% of the Pan American's market capitalization.

Maverix Metals Inc.

Maverix, which is arm's length to MacMillan, is a private company incorporated under the laws of British Columbia and founded by Mr. Geoff Burns and Mr. Daniel O'Flaherty. Prior to signing the Arrangement Agreement, Maverix undertook three private financings to raise a total of CAD$5.9 million through the issuance of common shares and Subscription Receipts. The subscription receipts are exchangeable into common shares of MacMillan on a one for one basis, post MacMillan's proposed share consolidation and upon completion of the RTO transaction. Maverix was formed with the sole purpose of becoming a mining royalty and streaming company. Having attracted an experienced management team and Board of Directors, its primary activity to date has been the negotiation, financing and structuring for the acquisition of metal royalties and streams from Pan American, and the related RTO transaction with MacMillan.

Pan American Silver Corp.

Pan American's mission is to be the world's pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development. Pan American has seven operating mines in Mexico, Peru, Argentina and Bolivia. Pan American also owns several development projects in Mexico, USA, Peru and Argentina.

MacMillan Minerals Inc.

MacMillan is an exploration company with a focus on gold and silver exploration on numerous properties in Mexico. Additional information on the Company can be viewed at www.sedar.com.

Completion of the transactions described above is subject to a number of conditions, including the acceptance of the TSX Venture Exchange and court and shareholder approval. The transaction cannot close until all requisite approvals are obtained. There can be no assurance that the transaction will be completed as proposed or at all.

Investors are cautioned that, except as disclosed in the management information circular to be prepared in connection with the transaction, any information released or received with respect to the RTO or the Arrangement may not be accurate or complete and should not be relied upon. Trading in the securities of MacMillan should be considered highly speculative.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of MacMillan's securities in the United States. None of the securities have been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or any state securities laws and may not be offered or sold within the United States or to U.S. persons unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration is available. Any public offering of securities in the United States must be made by means of a prospectus that contains detailed information about MacMillan and its management, as well as financial statements.

Forward-Looking Statements

This release contains certain "forward looking statements" and certain "forward-looking information" as defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans" or similar terminology. Forward-looking statements and information include, but are not limited to, statements with respect to the transactions contemplated under the Arrangement Agreement, the Arrangement and the RTO, the requisite regulatory, court and shareholder approvals in respect thereof and proposed future transactions MacMillan may undertake and their expected timing. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of MacMillan to control or predict, that may cause MacMillan's actual results, performance or achievements may be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the risk that the RTO will not be approved by the TSX Venture Exchange, the court and the shareholders of MacMillan, as applicable; risks and uncertainties related to the Arrangement not being completed in the event that the conditions precedent thereto are not satisfied; the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with MacMillan's expectations; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. MacMillan undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

SOURCE Pan American Silver Corp.

%CIK: 0000771992

For further information: Pan American Silver Corp., Kettina Cordero: (604) 806-3172, Manager, Investor Relations; MacMillan Minerals Inc., George A. Brown: (416)-867-1101, President, macmillanminerals@ca.inter.net; Maverix Metals Inc., Daniel O'Flaherty: (604)-343-5981, President, info@maverixmetals.com

CO: Pan American Silver Corp.

CNW 20:45e 18-APR-16